

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2019

Mark M. Hedstrom
Chief Financial Officer
Colony Capital, Inc.
515 South Flower Street
44th Floor
Los Angeles, CA 90071

      Re: Colony Capital, Inc.
          Form 10-K for the year ended December 31, 2018
          Filed March 1, 2019
          File No. 001-37980

Dear Mr. Hedstrom:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate and
          Commodities